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Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop: 6010

Re:	Medivation, Inc.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Filed February 23, 2007

File Number: 001-32836

Dear Mr. Rosenberg:

On behalf of Medivation, Inc., a Delaware corporation (“Medivation” or the “Registrant”), we hereby set forth the following information in response to the comments contained in the letter dated December 10, 2007, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The comments of the Staff contained in that letter are repeated in this letter below, and are followed by a summary of the proposed responsive actions and revised disclosure, as applicable.

*        *        *

January 14, 2008

Management’s Discussion and Analysis or Plan of Operation

Current Development Plan, page 20

1.	Please revise your disclosure to provide the following information for each of your major research and development projects:

a.	The costs incurred during each period presented and to date on the project;

Medivation reports expenses pertaining specifically to individual research and development projects in the income statement line item titled “Preclinical and clinical studies.” To date, Medivation has been engaged in two major research and development projects: the development of Dimebon for Alzheimer’s disease and Huntington’s disease, and the development of MDV3100 for hormone-refractory prostate cancer. Accordingly, in response to the Staff’s comment, beginning in its Annual Report on Form 10-KSB for the year ending December 31, 2007 (“2007 10-KSB”), Medivation will include a percentage breakout of preclinical and clinical studies expense by major project for each period reported. The breakout for the fiscal years ending December 31, 2006 and 2005 is set forth below:

Project	2006	2005
Dimebon	62%	92%
MDV3100	36%	8%
Other	2%	—

Total	100%	100%

The corresponding breakout for the fiscal year ending December 31, 2007 and for the period from inception through December 31, 2007 is not yet available, but will be included in Medivation’s 2007 10-KSB.

b.	The nature [and] timing . . . of the efforts needed to complete the project;

We respectfully advise the Staff that Medivation currently discloses the nature and, to the extent reasonably estimable, the estimated timing of the efforts needed to complete each major project (defined as completion of the steps necessary to file an application for marketing approval), in the Management’s Discussion and Analysis or Plan of Operation (“MD&A”) section of each of our periodic filings. The most recent such disclosure, from Medivation’s Quarterly Report on Form 10-QSB for the quarter ending September 30, 2007, is set forth below:

“Our current development plan for our Alzheimer’s disease, Huntington’s disease and hormone-refractory prostate cancer programs, and the presently estimated timeline for each development milestone, are as follows:

Program	Development Milestone	Estimated Start	Estimated Finish
Alzheimer’s disease:	Phase 2 twelve-month efficacy trial (Russia)		Completed
	Phase 1 clinical trials (U.S.)		Completed
	Phase 3 clinical trials (global)	2008	2010
	Apply for U.S. and European marketing approval	2010

Huntington’s disease:	Phase 1 clinical trial (U.S.)		Completed
	Phase 2 clinical trial (U.S.)	In progress	1H 2008
	Phase 3 clinical trials (global)	2008	2009
	Apply for U.S. and European marketing approval	2009

Hormone-refractory prostate cancer:	Phase 1-2 clinical trial (U.S.)	In progress	2008
	Report efficacy data from a subset of patients		Completed
	Seek FDA agreement to begin Phase 3 clinical trials	2008

January 14, 2008

Based on presently available information, our management believes that achievement of the above development milestones relating to our existing product candidates by the estimated dates set forth above is a reasonably achievable goal. However, both our proposed development milestones and their estimated start and finish dates are forward-looking statements, and as such are subject to significant risk and uncertainty. We caution you that the development of pharmaceutical product candidates like ours is subject to high levels of risk, including risks presented by subsequent developments that are unforeseen or unforeseeable, as well as risks that are entirely outside of our control, including the risk of unfavorable results in any of our ongoing or planned preclinical and clinical studies. We also caution you that we have not yet received clearance from the FDA or any comparable foreign regulatory agencies to begin any of the clinical trials listed above, except for those listed as “completed” or “in progress” on the development plan set forth above. We thus face the risk that the FDA and/or comparable foreign regulatory agencies will deny, or impose burdensome conditions on, our requests to begin any of our proposed clinical studies, or require us to conduct additional studies not listed above. We thus cannot guarantee that we will be able to complete any of our projected milestone events, or that any of them that we do achieve will be on time or on budget.”

Medivation believes that this disclosure is responsive to the Staff’s comment with regard to the nature and timing of efforts necessary to complete our major projects, and intends to continue to include such disclosure in future periodic reports.

b.	The . . . estimated costs of the efforts needed to complete the project;

c.	The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely

Medivation presently includes in the MD&A section of its periodic reports forward-looking disclosure regarding the Registrant’s ability to fund the presently budgeted costs of executing its development plan for the ensuing twelve-month period. The Registrant will continue to make such disclosure in its future periodic reports to the extent required by applicable regulation. However, given the high level of risk (much of which is largely outside the Registrant’s control) and long timelines inherent in the pharmaceutical development industry, Medivation is unable to reasonably estimate the costs or range of costs required to develop our major projects through to submission of marketing applications, and thus cannot expand further on our existing forward-looking disclosures. Accordingly, in response to the Staff’s comment, Medivation will revise the disclosure included in the MD&A section of its periodic reports to include the bolded text set forth below, commencing with the Registrant’s Annual Report on Form 10-KSB for the year ended December 31, 2007:

“As of September 30, 2007, we had cash, cash equivalents and other current assets of $32,035,928, accounts payable and other current liabilities of $4,754,773, and no long-term debt. On October 26, 2007, we sold 265,431 shares of our common stock to Azimuth Opportunity, Ltd. (Azimuth) at approximately $22.60 per share under our equity line of credit with Azimuth, raising gross proceeds of $6,000,000. On November 14, 2007, we sold 758,117 shares of our common stock to Azimuth at approximately $20.12 per share under our equity line of credit with Azimuth, raising gross proceeds of $15,250,000. We expect that our current cash, cash

January 14, 2008

equivalents and other current assets will be sufficient to fund the presently budgeted costs of executing our development plan through September 30, 2008. However, we caution you that this is a forward-looking statement and is subject to significant risk and uncertainty, and that we may require additional financing sooner than expected for any of a number of reasons, including without limitation if we were to incur significant delays or cost overruns in the execution of our development plan or if we were to expand our portfolio to include new product development programs. Potential reasons for significant delays or cost overruns on our existing programs could include, without limitation, requirements by the FDA or other regulatory agencies that we perform additional preclinical or clinical studies not presently contemplated or that we repeat or otherwise supplement preclinical or clinical studies already performed, any unforeseen technical or operational difficulties in the manufacture or testing of our product candidates, or any of the other risks and uncertainties listed under [cross reference to Risk Factors section of 10-KSB]. Because of these risks and uncertainties, many of which are largely outside of our control, we are unable to give additional forward-looking financial guidance, beyond that provided above, on the future costs required to execute our development plan.”

*        *        *

In connection with the Registrant’s response to the Staff comments, the Registrant acknowledges the following:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrant may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your review of this additional information. Please address any additional comments to the undersigned via facsimile at (415) 395-8095. If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (415) 395-8284.

Very truly yours,

/s/ Bradley A. Bugdanowitz
Bradley A. Bugdanowitz
of LATHAM & WATKINS LLP

cc:	C. Patrick Machado, SVP & Chief Financial Officer, Medivation, Inc.